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                               SUPPLEMENT NO. 2 TO
                          OFFER TO PURCHASE FOR CASH BY

                          QUADRANGLE ASSOCIATES III LLC
         TO PURCHASE UP TO 964 UNITS OF LIMITED PARTNERSHIP INTEREST IN
               WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP,
                         A DELAWARE LIMITED PARTNERSHIP,
                           FOR $2,450 PER UNIT IN CASH

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            OUR OFFER AND YOUR WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00
           MIDNIGHT, NEW YORK CITY TIME, ON MARCH 31, 2004, UNLESS WE
                              EXTEND THE DEADLINE.
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     On February 12, 2004, we offered to purchase up to 964 (27.54%) of the outstanding units of limited partnership interest of Winthrop California Investors Limited Partnership ("your partnership") for a purchase price of $2,450 per limited partnership interest upon the terms and subject to the conditions set forth in our offer to purchase dated February 12, 2004, as modified by Supplement No. 1 to the Offer to Purchase dated March 9, 2004 and in the related letter of transmittal. Capitalized terms used in this Supplement No. 1 that are not defined shall have the meaning given to such term in our offer to purchase.

     The purpose of this Supplement No. 2 is to advise you of recent events relating to the Development Partnership and to extend the expiration date of our offer so that our offer will now expire at 12:00 midnight, New York time on March 31, 2004. At the close of business on March 15, 2004, 149.59 units had been tendered pursuant to the Offer.

     On March 10, 2004, your general partner was advised by the general partner of the Development Partnership that the Development Partnership has entered into an agreement to sell a portion of the Development Partnership's land for a purchase price that, if the sale is consummated, would yield net proceeds sufficient to fully satisfy the $22,000,000 preference payment to your partnership. The sale however is subject to the buyer's due diligence review as well as a number of other conditions. Accordingly, there can be no assurance that the sale will be consummated. If the sale is consummated, it is not expected that it will occur until December 2004 at the earliest. Further, prior to any sale being consummated, the Development Partnership will be required to build a parking garage at an estimated cost of $20,000,000 to ensure that the sufficient parking is provided under applicable zoning laws and agreements.

     Please note notwithstanding any statements to the contrary previously provided, we will promptly pay for all tendered units accepted for purchase promptly following the expiration of the offer.

     If you have any questions relating to our offer, please do not hesitate to call us toll free at (888) 448-5554


                                             QUADRANGLE ASSOCIATES III LLC

March 15, 2004